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SEC FILE NUMBER
1-4639

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CTS Corporation

Full Name of Registrant

Former Name if Applicable
905 West Boulevard North

Address of Principal Executive Office (Street and Number)
Elkhart, Indiana 46514

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CTS Corporation (the “Company”) has experienced unexpected delays in the filing of its Annual Report on Form 10-K for the year ended December 31, 2006 within the prescribed time period due to delays experienced in completing the Company’s financial statements as of and for the year ended December 31, 2006. As previously reported, the Company has commenced a review of account reconciliation issues related primarily to accounts payable at its Moorpark, California manufacturing location. The review was initiated by management and is being conducted under the oversight of the Audit Committee of the Board of Directors of the Company. The Company has retained an independent forensic accountant and outside legal counsel to assist in the review. After consultation with the Audit Committee and the Board of Directors, management determined that the Company’s financial statements for the first three quarters of 2006 should not be relied upon.
The Company is currently in the process of completing its review, which it expects to complete prior to April 2007. After the review is completed, the Company’s independent registered public accounting firm must complete the audit of the Company’s financial statements for the year ended December 31, 2006. Additionally, the Company will have to amend and restate the Company’s financial statements for the first three quarters of 2006, and, accordingly, the Company will be unable to file its financial statements as of and for the year ended December 31, 2006.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas A. Kroll	(574)	293-7511
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CTS Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION
Date	March 16, 2007	By	/s/ Thomas A. Kroll
Name: Thomas A. Kroll Title: Vice President and Controller